| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: Nov. 30, 2026 |
| Estimated average burden hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-38377 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: World Investments, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

437 Newman Springs Road
(No. and Street)

| Lincroft | NJ | 07738 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Ana R Carter | 813-442-1645 | ana@cartanaconsulting.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions
(Name – if individual, state last, first, and middle name)

| 3111 N University Dr, Ste 621 | Coral Springs | FL | 33065 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 4/13/2010 | 5036 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Barry Toole , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of World Investments LLC , as of 12/31 , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Barry Toole (Mar 31, 2026 16:20:33 EDT)_

Title: CCO

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# WII Oath -2025

Final Audit Report

2026-03-31

| | |
|---|---|
| Created: | 2026-03-31 |
| By: | Ana Carter (ana@cartanaconsulting.com) |
| Status: | Signed |
| Transaction ID: | CBJCHBCAABAAtPmeE_4U0h3DwYJsw2ZK82wesCuwoxPS |

## "WII Oath -2025" History

📄 Document created by Ana Carter (ana@cartanaconsulting.com)
2026-03-31 - 8:03:50 PM GMT- IP address: 75.42.40.154

✉️ Document emailed to Barry Toole (barry.toole@worldadvisors.com) for signature
2026-03-31 - 8:03:55 PM GMT

📄 Email viewed by Barry Toole (barry.toole@worldadvisors.com)
2026-03-31 - 8:19:59 PM GMT- IP address: 100.36.155.205

✍️ Document e-signed by Barry Toole (barry.toole@worldadvisors.com)
Signature Date: 2026-03-31 - 8:20:33 PM GMT - Time Source: server- IP address: 100.36.155.205

✅ Agreement completed.
2026-03-31 - 8:20:33 PM GMT

**WORLD INVESTMENTS, LLC (FORMERLY TFS SECURITIES, INC.)**
**FINANCIAL STATEMENTS**
**YEAR ENDED DECEMBER 31, 2025**

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm     1

Statement of Financial Condition     2

Statement of Operations     3

Statement of Changes in Member's Equity     4

Statement of Cash Flows     5

Notes to Financial Statements     6-15

Schedule I -
Computation of Net Capital Pursuant to Rule 15c3-1
Of the Securities Exchange Act of 1934     16

Schedule II-
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934     17

Schedule III –
Information Relating to Possession or Control Requirements
Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934     18

Report of Independent Registered Public Accounting Firm
On Review of Exemption Report     19

Exemption Report – Required by SEC Rule 17a-5     20



ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
**World Investments, LLC**

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of **World Investments, LLC** as of December 31, 2025, the related statement of operations, statement of changes in member's equity, and statement of cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of **World Investments, LLC** as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of **World Investments, LLC**'s management. Our responsibility is to express an opinion on **World Investments, LLC**'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **World Investments, LLC** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission (SEC) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Act of 1934, Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934, and Schedule III - Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934 have been subjected to audit procedures performed in conjunction with the audit of **World Investments, LLC**'s financial statements. The supplemental information is the responsibility of **World Investments, LLC**'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Act of 1934, Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934, and Schedule III - Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as **World Investments, LLC**'s auditor since 2024.

Assurance Dimensions, LLC

Coral Springs, Florida
March 31, 2026

**ASSURANCE DIMENSIONS, LLC**
**also d/b/a McNAMARA and ASSOCIATES, LLC**
**TAMPA BAY**: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
**JACKSONVILLE**: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
**ORLANDO:** 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
**SOUTH FLORIDA**: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

## World Investments, LLC (formerly TFS Securities, Inc.)
## Statement of Financial Condition
## As of December 31, 2025

### ASSETS

| | |
|---|---:|
| Cash and Cash Equivalents | $ 6,095,417 |
| Clearing Broker-Dealer Deposit | 250,000 |
| Commission / Concessions Receivable | 10,656,047 |
| Due from Affiliate | 143,817 |
| Prepaid Expenses | 402,487 |
| Intangible Assets | 891,689 |
| Loans Receivable | 196,539 |
| Total Assets | $ 18,635,996 |

### LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---:|
| Liabilities | |
| Accounts payable and accrued expenses | $ 368,930 |
| Commissions payable | 2,426,887 |
| Due to Affiliate | 1,385,219 |
| Contract liabilities (net of commissions) | 14,258 |
| Total liabilities | 4,195,294 |
| Commitments and contingent liabilities (see Note 9) | |
| Member's Equity | 14,440,702 |
| Total  Liabilities and Member's Equity | $ 18,635,996 |

The accompanying notes are an integral part of these financial statements.

# World Investments, LLC (formerly TFS Securities, Inc.)
## Statement of Operations
## For The Year Ended December 31, 2025

**Revenues**

| | |
|---|---:|
| Commissions | $ 27,086,096 |
| Representative fees | 848,438 |
| Marketing support revenues | 213,452 |
| Interest income | 27,241 |
| Total revenues | 28,175,227 |

**Expenses**

| | |
|---|---:|
| Commissions and Related | 22,026,835 |
| Employee Compensation & Benefits | 4,403,729 |
| Computer & Data | 1,784,097 |
| Managed Platform, Trading & Clearance Fees | 939,620 |
| Other General & Administrative | 869,215 |
| Regulatory Fees | 481,810 |
| Occupancy & Equipment Costs | 455,846 |
| Consulting  & Professional Fees | 386,794 |
| Insurance & Bonds | 56,180 |
| Total operating expenses | 31,404,126 |
| Loss from continuing operations | $ (3,228,899) |
| Income from discontinued operation | $ 9,252,566 |
| Net Income | $ 6,023,667 |

The accompanying notes are an integral part of these financial statements.

**World Investments, LLC (formerly TFS Securities, Inc.)**
**Statement of Changes in Member's Equity**
**For the Year Ended December 31, 2025**

| | |
|---|---:|
| Balance, January 1, 2025 | $ 7,556,836 |
| | |
| Net contributions from the transfer of affiliate's operations (see Note 6) | 860,199 |
| Net income | 6,023,667 |
| | |
| Balance, December 31, 2025 | $ 14,440,702 |

The accompanying notes are an integral part of these financial statements.

## World Investments, LLC (formerly TFS Securities, Inc.)
## Statement of Cash Flows
## For The Year Ended December 31, 2025

**OPERATING ACTIVITIES**

| | |
|---|---:|
| Net income | $ 6,023,667 |
| Amortization | 174,001 |
| Adjustments to reconcile net income to net cash | |
| Provided by operating activities: | |
| | |
| Commissions / Concessions receivable | (5,224,604) |
| Due from affiliate | (143,817) |
| Prepaid expenses | (995,910) |
| Accounts payable and accrued expenses | (46,286) |
| Commissions payable | (90,165) |
| Due to affiliate | 1,894,024 |
| Contract liabilities (net of commissions) | 1,358,266 |
| | |
| Net cash provided by operating activities | 2,949,176 |

**INVESTING ACTIVITIES**

| | |
|---|---:|
| Cash from the transfer of affiliate's operations | 1,200,000 |
| | |
| Net cash provided by investing activities | 1,200,000 |

| | |
|---|---:|
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | 4,149,176 |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR** | 1,946,241 |
| **CASH AND CASH EQUIVALENTS AT END OF YEAR** | $ 6,095,417 |

| | | |
|---|---|---:|
| Supplemental Disclosures: | | |
| Interest Paid | $ | - |
| Income Taxes Paid | $ | - |
| | | |
| Non-cash transaction: | | |
| Net assets (liabilities) assigned for advisory services transferred to an affiliate | $ | 650,188 |
| Net assets (liabilities) assumed from the transfer of affiliate's operations | $ | (339,801) |

The accompanying notes are an integral part of these financial statements.

**Note 1-***Organization and Nature of Business*

TFS Securities, Inc. (the Company) was incorporated under the laws of the State of New Jersey on June 29, 1987. On July 20, 2023, the Company entered into an agreement to be acquired by WIA Corporate Buyer, Inc. That acquisition was completed on October 1, 2023, at which time the Company became a wholly owned subsidiary of World Corporate Buyer, Inc. (the Parent). On July 1, 2024 the Company then changed its name to World Investments, Inc. as part of a rebranding exercise. On September 30, 2025, the Company converted from a corporation to a limited liability company and changed its name to World Investments, LLC.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a closely held corporation, operates with several hundred representatives mostly located throughout the State of New Jersey, New York and Pennsylvania. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory. The Company is a non-carrying broker-dealer; the Company does not clear customer transactions, carry customer accounts, or hold custody of customer cash or securities. Customers are located in states in which the Company is registered. The broker-dealer's primary source of revenue is providing brokerage services to customers, who are predominantly small and middle-market businesses and middle and high-income individuals.

During the year, the Company underwent a reorganization which included the absorption of a related party's securities business (see Note 6) and the discontinuation of its advisory business which was transferred to another related party (see Note 7).

**Note 2-***Significant Accounting Policies*

*Basis of Accounting*
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which require the use of the accrual method of accounting. Under this method, revenues are recognized when earned and expenses are recognized when incurred.

*Use of Estimates*
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Cash and Cash Equivalents*
Cash and cash equivalents are defined as highly liquid investments, consists of cash and money market fund investments with an original maturity of three months or less when acquired.

**Note 2**-*Significant Accounting Policies (continued)*

*Concentration of Credit Risk*
The Company maintains its cash balances at financial institutions, which may at times exceed amounts insured by the Federal Deposit Insurance Corporation (FDIC). At December 31, 2025, the Company had cash deposits totaling $5,595,417 in excess of amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in their cash accounts and believes it is not subject to any significant credit risk on cash.

*Deposit – Clearing Broker-Dealer*
The Company maintains a deposit account amounting to $250,000 with its clearing broker-dealer (Pershing LLC) (agent) pursuant to a Clearing Agent Agreement. The Deposit: Clearing Broker-Dealer account has been included as an allowable asset in the calculation of the Company's net capital.

*Commissions/Concessions Receivable*
The Company has commission/concession receivables related to commissions earned from the sale of investment and insurance products with Broker Dealers and clearing organizations, including mutual funds, insurance companies and others. The receivables are primarily composed of amounts due to the Company for asset-based fees and fees for the commissions earned on sales of investment vehicles, not from transactions directly with their clients. TFS may reserve for uncollectible accounts based on the aging analysis and estimated collectability of those receivables. Based on management's review of commissions/concessions receivable, no allowance for credit losses is considered necessary at December 31, 2025. The Company recorded commissions/concessions receivable of $10,656,047 at December 31, 2025.

*Intangible Assets and Loans Receivable*

Assets acquired and liabilities assumed are recorded based on their respective fair values at the date of acquisition.

Amortizable intangible assets are capitalized and stated at acquisition fair value, less accumulated amortization. Intangible assets are amortized using the straight-line method over the related estimated useful lives. The acquisition date weighted average useful lives for the acquired amortizable intangible assets are as follows: developed technology, ten years; trade name, nine years; non-compete agreements, five years; and customer accounts, 19.5 years.

The intangible assets are tested annually for impairment, as well as when there is any indication that they might be impaired. As of December 31, 2025, management has determined that there was no impairment of the intangible assets.

Loans receivable consist of amounts advanced to registered representative in connection with recruiting, retention or compensation arrangements. These loans are generally evidenced by promissory notes and are typically forgiven over a specified service period, subject to continued employment.

**Note 2**-*Significant Accounting Policies (continued)*

*Commissions Payable*
The Company has commissions payable related to commissions earned from the sale of investment and insurance products with Broker Dealers and clearing organizations, including mutual funds, insurance companies and others to the investment representatives that are under contract with the Company.

*Transactions*
The Company buys and sells securities for customers by introducing transactions for execution, clearance, and settlement to another broker-dealer on a fully disclosed basis.

In the normal course of its securities brokerage business, the Company's customer activities involve the execution, settlement, and financing by the clearing broker-dealer of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations, and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's policy is ordinarily not to execute security transactions unless the customer is able to fulfill its contracted obligations.

*Advertising Costs*
Advertising and direct marketing costs are expensed as incurred and totaled $20,108 for the year ended December 31, 2025, which are included in other expenses.

*Income Taxes*
The Company is treated as a disregarded entity for income tax purposes. Accordingly, no income taxes or tax benefits are recorded by the Company since such taxes or tax benefits associated with the Company's operations are reported in the tax return of its member.

Management has evaluated the effect of the guidance provided by U.S. GAAP on accounting for uncertainty in income taxes in accordance with the provisions of ASC Topic 740, Accounting for Income Taxes, and determined that the Company had no uncertain tax positions that could have a significant effect on the financial statements at December 31, 2025. Federal income tax returns for its 2022 and subsequent tax years are subject to examination by the internal revenue service for three years from their date of filing.

*Subsequent Events*
The Company has evaluated subsequent events occurring after the balance sheet date through March 31, 2026, the date on which the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred, which require recognition or disclosure in the financial statements.

**Note 3**- *Recent accounting pronouncements*

Accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company's financial statements upon adoption.

**Note 4**-*Revenues*

*Revenue Recognition*
The Company recognizes revenue in accordance with ASC Topic 606, "Revenue from Contracts with Customers", which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contact, (c) determine the transaction price, (d) allocate the transaction price to the performance obligation in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

*Commissions*
Commission revenues are generated by the sale of stocks, mutual funds, variable annuities and other financial products and services, fixed commission, as well as from annual trailing commissions, which are variable. The Company conducts transactions on a fully disclosed basis through its clearing firm or by effecting transactions on an application-way basis with product providers. Fixed commissions are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at the future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which is usually monthly or quarterly. These revenues recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

The Company receives service and distribution fees "12b-l/trails" from various mutual funds in which the Company's clients have invested. Distribution fees arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at the time as they related specifically to the services provided in that period, which are distinct from the services provided in other periods.

The Company buys and sells securities on behalf of its customers (Customer Securities transactions are executed and cleared by an independent clearing broker on a fully disclosed basis). Each time a customer enters into a buy or sell transaction, the Company chares a commission. Commissions and related clearing expenses are recorded on the trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

**Note 4**-*Revenues (continued)*

*Significant Judgements*
Revenue from contracts with customers includes revenues from the sale of investment Company (commission income), commissions from sales of shares (commission income) and investment management and advisory fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple obligations are identified; when to recognize revenue based on the appropriate measure of Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

*Advisory Fees*
The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at the time as they related specifically to the services provided in that period, which are distinct from the services provided in other periods. For the year ended December 31, 2025, the advisory fees were presented as part of income from discontinued operations (see Note 7).

*Representative Fees*
Representative fees consist of amounts charged to registered representatives for being affiliated with the Company. The fees cover various costs and services the Company provides to registered representatives such as portfolio analysis, technology support, handling of errors and omissions insurance premiums, workers compensation insurance premiums and licensing fees. Registered representatives agree to the fees along with other expenses, indemnifications, and the requirements for being associated with the Company by executing a signed rep agreement. The revenues from the representative fees are recognized on an ongoing basis. As of December 31, 2025, $14,258 of representative fees had been received in advance and are recorded as contract liabilities.

*Marketing Support Revenue*
Marketing revenue represents support fees received by Company in exchange for providing investment product companies the opportunity to market their services and products to the Company's registered representatives. The sponsor participants are provided direct marketing to the Company's registered representatives and can also attend conferences and seminars that are hosted by the Company or registered representative. The transaction price varies by the investment product and sponsors. Marketing support revenue is recognized at the point of purchase.

**Note 4**-*Revenues (continued)*

*Disaggregated Revenue from Contracts with Customers*
The following table presents revenue by major source.

Revenue from contracts with customers:

| | | |
|---|---|---:|
| Commissions | | |
| Variable Annuities, Life and trails | $ | 16,813,242 |
| Mutual Funds and 12b-1 | | 7,357,347 |
| Equity Securities | | 1,098,669 |
| REITs and 529 plans | | 259,235 |
| Alternative Investment Securities | | 1,162,577 |
| Fixed Income and Municipal Securities | | 395,026 |
| Total Commissions Revenue | | 27,086,096 |

**Note 5**-*Receivables*

*ASC Topic 326 – Credit Losses*
On January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments – Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments (ASC Topic 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses.

The Company did not have any such credit losses at December 31, 2025.

Receivables are uncollateralized customer obligations due under normal trade terms requiring payment within 15 to 30 days from the invoice date, depending upon the invoice terms. Customer account balances not paid within invoice terms are considered delinquent. No interest is charged on accounts not paid according to terms. Payments of receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Receivables are stated at the amount management expects to collect from outstanding balances. Management individually reviews all receivable balances that exceed terms and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. The Company did not record an allowance for doubtful accounts for the year ended December 31, 2025.

**Note 6**-*Related party transactions and commitment*

The Company has an expense-sharing agreement with its related parties under common ownership. Under this agreement, the Company is required to reimburse the related parties for its allocable share of occupancy and overhead, office equipment, benefits, ancillary services and certain administrative expenses. For the year ended December 31, 2025, two related entities allocated $411,931 and $3,909,200, respectably, of expenses to the Company. Amounts allocated by related parties and charged to the Company have been classified in the accompanying statement of operations based on their natural classification (i.e. rent is included in Occupancy & Equipment Costs). At December 31, 2025, there was $157,003 and $1,467,620 due to two related parties for the expense sharing agreement.

During the year ended December 31, 2025, the Company received regulatory approval to assume the assets and liabilities of a broker dealer related by common ownership which subsequently withdrew its regulatory membership. Pensionmark Securities was consolidated into the operations of the Company effective November 1, 2025. Management expects that the related party operations will result in an additional gross income of approximately $1,350,000 for the period of November 1, 2025 to December 31, 2025.

**Note 7**-*Discontinued Operations*

On December 1, 2025, the Company entered into an agreement with World Investment Advisors ("WIA"), a related party under common ownership, to transfer 100% of its investment advisory business as of the date of the agreement. This was part of a broader restructuring of the Company and its affiliates to streamline the services provided by each entity. The Company subsequently filed a Form ADV-W to withdraw its investment advisor registration with the SEC. This restructuring will have an effect on the Company's operations and financials results and this qualifies for presentation as a discontinued operation.

Investment advisory business contributed approximately $9,252,566 to the Company's 2025 net income. This amount was comprised of $16,894,559 in advisory fees revenue less $7,641,993 in commission expenses. $1,739,874 of contract liabilities and $908,284 of prepaid commission expenses were assigned to WIA effective December 1, 2025, and resulted in a corresponding increase in Due to Affiliate on the Company's statement of financial condition.

## Cash Flow Information – Discontinued Operations

The following summarizes the cash flows attributable to the discontinued advisory business:

| Cash Flow Category | Amount ($) |
|---|---|
| Net cash provided by operating activities | 9,279,566 |
| Net cash used in investing activities | — |
| Net cash used in financing activities | — |
| Net increase in cash from discontinued operations | 9,279,566 |

**Note 8**-*Pension Plan*

The Company has a defined contribution retirement plan pursuant to Section 401 of the Internal Revenue Code (the Code) whereby eligible participants may elect to contribute a percentage of their compensation up to the maximum allowed under the Code. In addition, the plan also provides for a matching contribution by the Company based on the percentage of the participants' contributions. The Company's matching/safe harbor contributions for the year ended December 31, 2025 was $124,825.

**Note 9**-*Commitments and Contingent Liabilities*

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. Management evaluates each contingent matter separately. Management establishes reserves for these contingencies at its "best estimate", or, if no one number within the range of possible reserve at the low end of the range of losses. In 2025, the Company was named as defendant in two separate arbitrations – one related to registrations and the other related to employment / compensation dispute with a terminated registered representative. Both matters were resolved before December 31, 2025, and one resulted in an award of approximately $77,000 in favor of the plaintiff. This in included with Other General & Administrative expenses on the Statement of Operations.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions.  In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.  It is the Company's policy to review, as necessary, the credit standing of each counterparty.

**Note 10**-*Financial Instruments*

*Fair Value of Financial Instruments*
The financial instruments of the Company are reported in the statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

*Financial Instruments with Off-Balance-Sheet Risk*
In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains deposits at banks in excess of federally insured limits. The Company has a policy of monitoring, as considered necessary, the creditworthiness of the banks.

**Note 11**-*Guarantees*

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

**Note 12**-*Net Capital Requirements*

The Company is subjected to the Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1.

At December 31, 2025, the Company had net capital of $12,091,504 which was $11,811,817 in excess of its required net capital of $279,687. The Company's net capital ratio was 0.347 to 1 at December 31, 2025.

**Note 13**-*Intangible Assets and Loans Receivable*

Beginning in January 2024, the Parent entered into intangible asset and revenue purchase agreements with certain advisors pursuant to which the Parent purchased undivided interest in the advisor's intangible assets and certain fee revenues collected by the advisors. The portion of consideration paid to the advisors attributed to the revenue purchase agreement was backed by promissory notes and is recorded as a loan receivable on the statement of financial condition. The loan receivable will be forgiven and amortized as contra revenue to commissions and fees in the consolidated statements of operations over the term of the loan so long as the relationship between the Company and the advisor continues to exist per the terms of the agreement. The unamortized portion of the loan receivable with accrued interest will become due immediately if the advisor does not continue to meet the terms of the agreement. These agreements were subsequently assigned to the Company and recorded as paid in capital. This is presented as a noncash transaction on the Statement of Cash Flows.

As part of the Company's discontinued operations, the Company assigned approximately 58% of these intangible assets and 55% of loans receivable to WIA on December 1, 2025.

|  | Intangible Assets | Loans Receivable |
|---|---|---|
| Balance, net of accumulated amortization, 1/1/2025 | $2,246,172 | $497,835 |
| Assignment to WIA | (1,239,250) | (242,528) |
| Amortization during the year | (115,233) | (58,768) |
| Balance, 12/31/2025 | $891,689 | $196,539 |

Total amortization expense in 2025 amounted to $174,001.

**Note 14**-*Regulatory Matters*

The Company operates in a highly regulated industry. Applicable laws and regulations, among other matters, restrict permissible activities and investments and require compliance with various financial and customer-related protections. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of the regulated entity where the agencies determine, among other matters, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

**Note 15**-*Segment Reporting*

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment advisory, and marketing support. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 10), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

**World Investments, LLC (formerly TFS Securities, Inc.)**
**Schedule I - Computation Of Net Capital Under Rule 15c3-1**
**Of The Securities And Exchange Act of 1934**
**December 31, 2025**

| | |
|---|---:|
| Member's Equity qualified for net capital | $ 14,440,702 |
| | |
| Deductions and/or charges | |
| Non-Allowable Assets: | |
| Commission / Concessions Receivable (net of commission payable) | 714,666 |
| Prepaid Expenses | 402,487 |
| Due from Affiliate | 143,817 |
| Intangible Assets, net | 891,689 |
| Loans Receivable, net | 196,539 |
| Total deductions and/or charges | 2,349,198 |
| | |
| Net capital | $ 12,091,504 |
| | |
| Aggregate indebtedness | |
| Items included in financial statements | |
| Accounts payable and accrued expenses | 368,930 |
| Commissions payable | 2,426,887 |
| Due to affiliate | 1,385,219 |
| Contract liabilities (net of commissions) | 14,258 |
| Aggregate indebtedness - items included in financial statements | $ 4,195,294 |
| | |
| Computation of basic net capital requirement | |
| Minimum net capital required (greater of $50,000 or 6-2/3% of aggregate indebtedness) | $ 279,687 |
| | |
| Excess net capital | $ 11,811,817 |
| | |
| Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital | $ 11,671,975 |
| | |
| Percent aggregate indebtedness to net capital | 34.70% |

There were no material differences between the preceding computation and the
Company's corresponding net capital as reported in the Company's Part IIA of
Form X-17A-5, as amended, as of December 31, 2025.

**WORLD INVESTMENTS, LLC (FORMERLY TFS SECURITIES, INC.)**

**SCHEDULE II**

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**FOR THE YEAR ENDED DECEMBER 31, 2025**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule and therefore is not required to maintain a Special Reserve Bank Account for the Exclusive Benefit of Customers. The Company does not hold customer funds or securities.

As it relates to the Company's advisory fees, representative fees and marketing support revenues, the Company did not claim an exemption to SEC Rule 15c3-3 throughout the fiscal year ended December 31, 2025, in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 6 of the related FAQ issued by SEC staff on April 4, 2014.

**WORLD INVESTMENTS, LLC (FORMERLY TFS SECURITIES, INC.)**

**SCHEDULE III**

**INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE
SECURITIES EXCHANGE ACT OF 1934**

**FOR THE YEAR ENDED DECEMBER 31, 2025**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule and therefore is not required to maintain a Special Reserve Bank Account for the Exclusive Benefit of Customers. The Company does not hold customer funds or securities.

As it relates to the Company's advisory fees, representative fees and marketing support revenues, the Company did not claim an exemption to SEC Rule 15c3-3 throughout the fiscal year ended December 31, 2025, in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 6 of the related FAQ issued by SEC staff on April 4, 2014.



ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Member of
**World Investments, LLC**

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) **World Investments, LLC** identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which **World Investments, LLC** claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision) and (2) **World Investments, LLC** stated that **World Investments, LLC** met the identified exemption provision throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to advisory fees, representative fees and marketing support revenues in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and/or engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

**World Investments, LLC**'s management is responsible for compliance with the provisions, throughout the most recent fiscal year, contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **World Investments, LLC**'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

*Assurance Dimensions*

Assurance Dimensions, LLC
Coral Springs, Florida
March 31, 2026

**ASSURANCE DIMENSIONS, LLC**
**also d/b/a McNAMARA and ASSOCIATES, LLC**
**TAMPA BAY**: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
**JACKSONVILLE**: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
**ORLANDO:** 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
**SOUTH FLORIDA**: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com
"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as "AD LLC") and AD Advisors, LLC ("AD Advisors"), provide professional services. AD LLC and AD Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AD Advisors provide tax and business consulting services to their clients. AD Advisors, and its subsidiary entities are not licensed CPA firms.

March 31, 2026

**World Investments LLC (formerly TFS Securities, Inc.) Exemption Report**

World Investments LLC, formerly TFS Securities, Inc., (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1.  The Company claimed an exemption from 17 C.F.R §15c3-3 under the following provisions of 17 C.F.R §240.15c3-3: (k)(2)(ii);

2.  The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k) throughout the most recent fiscal year without exception.

3.  The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendment to 17 C.F.R § 240.17a-5 are limited to advisory fees, representative fees and marketing support revenues where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Barry Toole, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

_BJL_
Barry Toole (Mar 31, 2026 16:19:07 EDT)

Barry Toole
CCO

# WII Exemption Report 2025

Final Audit Report
2026-03-31

| | |
|---|---|
| Created: | 2026-03-31 |
| By: | Ana Carter (ana@cartanaconsulting.com) |
| Status: | Signed |
| Transaction ID: | CBJCHBCAABAAR_3o8VWb30AlebrX3knmByemB4NDiK_B |

## "WII Exemption Report 2025" History

📄 Document created by Ana Carter (ana@cartanaconsulting.com)
2026-03-31 - 8:01:11 PM GMT- IP address: 75.42.40.154

✉️ Document emailed to Barry Toole (barry.toole@worldadvisors.com) for signature
2026-03-31 - 8:01:14 PM GMT

📄 Email viewed by Barry Toole (barry.toole@worldadvisors.com)
2026-03-31 - 8:18:13 PM GMT- IP address: 104.47.58.254

✒️ Document e-signed by Barry Toole (barry.toole@worldadvisors.com)
Signature Date: 2026-03-31 - 8:19:07 PM GMT - Time Source: server- IP address: 100.36.155.205

✅ Agreement completed.
2026-03-31 - 8:19:07 PM GMT